Exhibit 99.1

MOBILICOM LIMITED
ABN 26 617 155 978
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2025 Annual General Meeting (“Meeting”) of the shareholders of Mobilicom Limited (ABN 26 617 155 978) (“the Company”) will be held by virtual technology on Wednesday 3 December 2025 at 4.00pm (Melbourne time).

Shareholders are encouraged to submit their proxies as early as possible, and in any event, prior to the cut-off date for proxy voting as set out in the Notice. To lodge your proxy, please follow the directions on your personalised proxy form.

Shareholders attending the Meeting virtually will be able to ask questions and the Company has made provision for Shareholders who register their attendance before the start of the meeting to also cast their votes on the proposed resolutions at the Meeting.

The virtual meeting can be attended using the following details:

When: Wednesday 3 December 2025 at 4.00pm (Melbourne time).

Topic: Mobilicom Limited: Annual General Meeting

Register in advance for the virtual meeting:

https://us06web.zoom.us/webinar/register/WN_7eXcZRR-TH-Xzde809MT-Q

After registering, you will receive a confirmation email containing information about joining the meeting. As noted previously, the Company strongly recommends its shareholders to lodge a directed proxy as soon as possible in advance of the meeting even if they are planning to attend the meeting online. The Company will conduct a poll on each resolution presented at the meeting. The Company will accept questions during the meeting either by submitting a question through the Q&A box located on screen or by raising the hand function also located on screen at which point the Company will allow your question verbally.

The Company is happy to accept and answer questions submitted prior to the meeting by email to justin@jmcorp.com.au. The Company will address relevant questions during the meeting or by written response after the Meeting (subject to the discretion of the Company not to respond to unreasonable and/or offensive questions).

AGENDA

Further details in respect of each of the Resolutions proposed in this Notice of Annual General Meeting (“Notice”) are set out in the Explanatory Memorandum (“Memorandum”) accompanying this Notice. The details of Resolutions contained in the Memorandum should be read together with, and form part of, this Notice.

AGM BUSINESS

2024 ANNUAL FINANCIAL STATEMENTS

To lay before the meeting and consider the Annual Financial Statements of the Company in respect of the year ended 31 December 2024 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report.

RESOLUTION 1: RE-ELECTION OF YOSSI SEGAL AS A DIRECTOR

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr. Yossi Segal, who retires by rotation in accordance with the Company’s constitution and, being eligible, offer himself for re-election, be re-elected as a Director of the Company.”

RESOLUTION 2: ELECTION OF GUY GIVONI AS A DIRECTOR OF THE COMPANY

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr. Guy Givoni, a Director appointed as an additional Director and holding office until the next general meeting of the Company after his appointment in accordance with the Company’s Constitution, be elected as a Director of the Company, effective immediately on the terms and conditions in the Explanatory Statement which accompanied and formed part of this Notice.”

RESOLUTION 3: ELECTION OF JACQUELINE BLOOM AS A DIRECTOR OF THE COMPANY

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mrs. Jacqueline Bloom, a Director appointed as an additional Director and holding office until the next general meeting of the Company after her appointment in accordance with the Company’s Constitution, be elected as a Director of the Company, effective immediately on the terms and conditions in the Explanatory Statement which accompanied and formed part of this Notice.”

RESOLUTION 4: ELECTION OF LIAT CANER AS A DIRECTOR OF THE COMPANY

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mrs. Liat Caner, a Director appointed as an additional Director and holding office until the next general meeting of the Company after her appointment in accordance with the Company’s Constitution, be elected as a Director of the Company, effective immediately on the terms and conditions in the Explanatory Statement which accompanied and formed part of this Notice.”

RESOLUTION 5: APPROVAL AND RATIFICATION OF INCENTIVE PLAN

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of the U.S. Internal Revenue Code of 1986, as amended, and for all other purposes, approval and ratification is given for the Company’s adoption of the Employee Security Incentive Plan, under which up to 120,000,000 ordinary shares shall be reserved for issuance in the form of Incentive Stock Options, as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of this Resolution 5 by or on behalf of a person who is eligible to participate in the employee incentive scheme or any of their associates.

However, this does not apply to a vote cast in favour of Resolution 5 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

o	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

o	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy Voting Prohibition

Other than as set out below, a vote on Resolution 5 must not be cast as proxy by a Restricted Voter. A Restricted Voter may cast a vote on Resolution 5 as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or

●	the Restricted Voter is the chair and the written appointment of the chair as proxy:

○	does not specify the way the proxy is to vote on this resolution; and

○	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board of Directors of Mobilicom (the “Board”)

/s/ Justin Mouchacca
Justin Mouchacca
Company Secretary

Dated: 9 November 2025

The accompanying Proxy Instructions and Memorandum form part of this Notice.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A member who is entitled to vote at a meeting may appoint:

●	one proxy if the member is only entitled to one vote; and

●	one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed, each proxy may be appointed to represent a specific proportion of the member’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged with the Company’s share registry not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

The proxy may, but need not, be a member of the Company. A proxy form is attached to this Notice.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chair of the meeting as your proxy.

Corporate Representatives

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting

Voting Entitlement

For the purposes of the Corporations Act and Corporations Regulations shareholders entered on the Company’s Register of Members as at 7.00pm (Melbourne time) on Monday 1 December 2025 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

How the Chair Will Vote Undirected Proxies

Subject to the restrictions as set out in the Notice, the Chair of the Meeting will vote undirected proxies in favour of all of the proposed Resolutions.

Special resolutions

For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

Lodgement of proxies

Shareholders can lodge their proxy through the following options:

-	online at www.votingonline.com.au/mobagm2025;

-	by mail addressed to Mobilicom Limited, C/- Boardroom Pty Limited, GPO Box 3993, Sydney NSW 2001;

-	by fax to the Company’s share registry, at +61 2 9290 9655; or

-	by hand at Boardroom Pty Limited, Level 8, 210 George Street, NSW 2000

MOBILICOM LIMITED
ABN 26 617 155 978
ANNUAL GENERAL MEETING
EXPLANATORY MEMORANDUM

This Memorandum has been prepared for the information of members of Mobilicom Limited (ABN 26 617 155 978) (the “Company”) in connection with the business to be conducted at the 2025 Annual General Meeting (“Meeting”) of Shareholders of the Company to be held by virtual technology on Wednesday, 3 December 2025 at 4.00 pm (Melbourne time).

Please refer to the note on the front cover of the Notice regarding lodging proxies and/or attending the Meeting.

Shareholders are strongly encouraged to lodge their directed proxy forms in accordance with the instructions set out therein to vote before the Meeting.

This Memorandum should be read in conjunction with, and forms part of, the accompanying Notice.

AGM BUSINESS

2024 Annual Financial Statements

The Annual Financial Statements, comprising the Financial Report, Directors’ Report and Auditor’s Report for the year ended 31 December 2024 will be laid before the meeting. Shareholders will have the opportunity to ask questions about, or make comments on, the 2024 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend, to answer questions about the audit of the Company’s 2024 Annual Financial Statements.

A copy of the 2024 Annual Report can be obtained upon request to Justin Mouchacca, the Company Secretary, by email to justin@jmcorp.com.au.

There is no requirement for these reports to be formally approved by shareholders. No resolution is required to be moved in respect of this item.

Resolution 1: Re-election of Mr. Yossi Segal as a Director

Article 59 of the Constitution requires one third of the Directors or, if their number is not 3 or a multiple of 3, then the number nearest to but not exceeding one third, is to retire from office as a Director at each annual general meeting. Article 59 of the Constitution provides that the Director or Directors to retire at an annual general meeting are those who have been longest in office since their election and that a Director who retires is eligible for re-election. Article 59 does not apply to the Company’s Managing Director. Pursuant to the Constitution, Mr. Yossi Segal will retire by rotation, and being eligible, will seek re-election.

Mr. Segal (Vice President of R&D and Co-Founder of Mobilicom Israel) was the former CTO and a founding member of Runcom Ltd. Mr. Segal is a worldwide expert in OFDM/A and has written essential patents for OFDM/A technology, being the first to implement OFDM/A in a working product. He has also previously led the design and development groups of three mobile integrated circuits (IC chip) and eight wireless broadband systems which are currently in operation and sold worldwide. Mr. Segal has taken a leading role in several international wireless standards (IEEE and ETSI) as a committee voting member and served in the Israeli Army as an officer in an elite electronic warfare research and development unit.

The Board (excluding Mr. Segal who abstains from making a recommendation) recommend that shareholders vote in favour of Resolution 1. The Chairman intends to exercise all available proxies in favour of Resolution 1.

Resolution 2: Election of Guy Givoni as a Director of the Company

The Company’s Constitution provides that any Director appointed in addition to the existing Directors will hold office until the next following annual general meeting and is then eligible for re-election.

On March 24, 2025, the Board of Mobilicom Limited (the “Company”) approved the appointment of Guy Givoni to its Board and as a member of its Audit and Risk Committee and Remuneration and Nomination Committee, effective March 24, 2025. The Board has determined that Mr. Givoni meets the definition of an independent director in accordance with the listing rules of the Nasdaq Stock Market, including the heightened independence standards for audit committee members under Nasdaq Listing Rule 5605(c)(2)(A) and Rule 10A-3 under the Exchange Act.

Mr.. Givoni is a global business leader and senior executive with over 20 years of experience building and scaling technology companies in the cybersecurity, AI, UAV (uncrewed autonomous vehicle), telecom, B2B software and AgTech industries. He has led go-to-market strategies and scaled cybersecurity solutions across global markets. Mr. Givoni served as CEO and a Director of SupPlant Ltd., a provider of leading AI-driven plant monitoring solutions to enhance agricultural productivity. Prior, he was Co-Founder and CEO of SecureStack, a cybersecurity software solutions company for multi-cloud environments. Mr. Givoni previously held other senior and leadership roles at AlgoSec Inc., a SaaS security policy management company for the enterprise market.

Under this Resolution, Mr. Guy Givoni seeks election as a Director of the Company at this AGM.

The Board (excluding Mr. Givoni who abstains from making a recommendation) recommend that shareholders vote in favour of Resolution 2. The Chairman intends to exercise all available proxies in favour of Resolution 2.

Resolution 3: Election of Jacqueline Bloom as a Director of the Company

The Company’s Constitution provides that any Director appointed in addition to the existing Directors will hold office until the next following annual general meeting and is then eligible for re-election.

On June 26, 2025, the Board of Directors (the “Board”) of Mobilicom Limited (the “Company”) approved the appointment of Jacqueline Bloom to its Board and as a member its Audit and Risk Committee and Remuneration and Nomination Committee, effective June 26, 2025. Ms Bloom has been determined by the Board to be an independent director in accordance with the listing rules of the Nasdaq Stock Market.

Jacqueline Bloom has served as a strategic advisor, investor, and board director across high-growth ventures and impact-driven organizations for over 30 years, bringing deep experience in commercializing technology, scaling operations, and structuring investments to accelerate innovation and sustainable growth across early-stage companies. Since 2025, Ms. Bloom has been employed as a Performance Implementation Partner at Backable, a strategic advisory firm focused on unlocking and scaling organizational performance. Previously, from 2022 to 2024, Ms Bloom served as Growth & Investment Director at Startupbootcamp Australia, a global accelerator and venture fund, where she led the creation of a $5 million international fund, managed investor engagement across five countries, and oversaw governance, due diligence, and impact reporting across a portfolio of early-stage technology ventures. From 2021-2022, Ms. Bloom was CEO & Partner of Shepreneur, a founder-focused platform that achieved a 75% funding success rate for women-led startups. Prior to this, from 2018 to 2021, Ms. Bloom led The Helping Hub, held senior roles in construction and retail, and scaled a family business into a multi-million dollar entity. Ms. Bloom previously served as a member of the Board of Directors and Chair of the Fundraising and Strategy Committee for Left Write Hook from 2024 to 2025 and currently serves as an Independent Investment Committee Member for Swinburne University and Breakthrough Victoria’s University Innovation Platform, assessing spinouts and early-stage venture opportunities aligned with commercial and societal impact. Ms. Bloom holds a Bachelor of Business Management and Postgraduate Diploma in Marketing from Monash University and has completed executive programs in venture capital (VC Catalyst – Wade Institute of Entrepreneurship) and angel investing (Airtree Explorer). She also holds Australian RG146 certification in managed investments.

Under this Resolution, Mrs. Jacqueline Bloom seeks election as a Director of the Company at this AGM.

The Board (excluding Mrs. Bloom who abstains from making a recommendation) recommend that shareholders vote in favour of Resolution 3. The Chairman intends to exercise all available proxies in favour of Resolution 3.

Resolution 4: Election of Liat Caner as a Director of the Company

The Company’s Constitution provides that any Director appointed in addition to the existing Directors will hold office until the next following annual general meeting and is then eligible for re-election.

On September 29, 2025, the Board of Directors (the “Board”) of Mobilicom Limited (the “Company”) approved the appointment of Liat Caner to its Board and as a member of its Audit and Risk Committee and Remuneration and Nomination Committee, effective September 29, 2025. The Board has determined that Mrs. Caner meets the definition of an independent director in accordance with the listing rules of the Nasdaq Stock Market, including the heightened independence standards for audit committee members under Nasdaq Listing Rule 5605(c)(2)(A) and Rule 10A-3 under the Exchange Act. The Board has also determined that Ms. Caner is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K.

Liat Caner has served as a financial leader across public companies, venture- backed companies and startup companies for over 20 years, bringing deep experience in business strategy and planning, merger and acquisition and corporate finance. Since 2022, Ms. Caner has been employed as Chief Financial Officer at InfinityLabs R&D, a leading research and development company equipping the next generation to lead worldwide high-tech industry, where she leads corporate finance and legal. Previously, from 2017 to 2021, Mrs. Caner served as Chief Financial Officer at Bactochem, Lab path, CT-LAB, a Chemovil group member, leader in creating synergy in modern laboratory testing, where she led corporate finance and managed large accountants, economics and bookkeeping. Mrs. Caner previously served as a member of the Board of Directors for Bactochem, Lb Path and CT-LAB. Mrs. Caner holds a bachelor’s in accounting and economics from Tel Aviv University, and master’s in international law and legal services from Bar Ilan University. Mrs. Caner is a Certified Public Accountant (Israel).

Under this Resolution, Mrs. Liat Caner seeks election as a Director of the Company at this AGM.

The Board (excluding Mrs. Caner who abstains from making a recommendation) recommend that shareholders vote in favour of Resolution 4. The Chairman intends to exercise all available proxies in favour of Resolution 4.

Resolution 5: Approval and ratification of incentive plan

Background

On 6 December 2024 the Board approved the adoption of an employee incentive scheme, being the Employee Security Incentive Plan (Plan). A summary of the Plan is set out in Annexure A and a copy of the Plan can be provided upon request to the Company.

The maximum aggregate number of ordinary shares that may be issued without further shareholder approval under the Plan is 620,000,000. Out of that initial pool of shares, the number of ordinary shares that may be issued upon the exercise of incentive stock options (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) (“Incentive Stock Options”) is capped at 120,000,000.

The Board has determined that the Plan be submitted to shareholders for approval in order to qualify such plan to grant Incentive Stock Options pursuant to Section 422 of the Code.

General

An electronic copy of the Plan will be made available to shareholders upon request to the Company.

A voting exclusion statement as set out in the Notice applies to this Resolution 5.

Glossary

In this Explanatory Memorandum, and the Notice:

Board means the Board of Directors of the Company.

Chair means the chair of the Meeting and Chairman shall have a corresponding meaning.

Company means Mobilicom Limited ABN 26 617 155 978.

Constitution means the Constitution of the Company.

Director means a Director of the Company.

Explanatory Memorandum or Memorandum means the Explanatory Memorandum which forms part of the Notice of Meeting.

Meeting means the Annual General Meeting of the Company the subject of this Notice of Meeting scheduled to occur on 3 December 2025.

Notice means this Notice of Annual General Meeting.

Shareholder means a holder of a Share.

Share means a fully paid ordinary share in the capital of the Company.

ANNEXURE A

EMPLOYEE SECURITY INCENTIVE PLAN SUMMARY

Eligible Employees	Means: (a) a person (or prospective person) who is an employee or director of, or an individual who provides services to, us or an associated entity of us; or (b) a person who is eligible to participate under Annexure A (Israeli taxpayers) or Annexure (b) (US taxpayers) of the plan; or (c) a person or entity who has been determined by our board of directors to be eligible to participate in the plan from time to time.
Securities	Means a Share, an option to acquire a Share, a Performance Right to acquire share or an Other Interest to acquire a Share, each as issued in accordance with the Plan, or the Securities.
Purpose	The Plan is intended to provide mechanisms through which we can incentivize Eligible Persons.
Plan Administration

The Plan shall be administered by the board of directors who shall have power to: - --

(i) determine appropriate procedures for administration of the Plan consistent with the terms and conditions of the Plan;
(ii) amend or modify the Plan;

(iii) resolve conclusively all questions of fact or interpretation arising in connection with the Plan;
(iv) adopt rules subordinate to the Plan that allow for, amongst other matters, the participation or residents outside Australia in the Plan.
(v) delegate to any one or more persons for such period and on such conditions as it may determine the exercise of any of the directors’ powers or discretions arising under the Plan.

Eligibility	Eligible Persons entitled to participate in the Plan shall be determined by the directors in their absolute discretion taking into account a person’s skills, experience, length of service, remuneration level and such other criteria as the directors consider appropriate in the circumstance.
Offer and application	An application to be issued Securities under the Plan may be made by Eligible Persons invited to participate in the Plan using the acceptance form which will accompany the invitation to participate in the Plan.

The invitation to an Eligible Person to participate in the Plan will include (but may not be limited to):

(i) whether the Securities issued may incorporate performance related factors (including, but not limited to, as vesting conditions);
(ii) the number of Securities to be issued to an Eligible Person under the Plan;
(iii) the exercise or issue price of the securities (if any); and
(iv) if the Securities have an expiry date, the periods during which the Securities may be exercised or will vest or are otherwise convertible into Shares.
Securities not transferrable	Except as otherwise set out in the invitation to apply for Securities under the Plan, Securities will be issued free of charge to Eligible Employees.
Acquisition Price	Securities will be issued free of charge to Eligible Employees.
Maximum Number of Securities	The total number of Securities that can be issued pursuant to the Plan is:

(i) where the Securities are offered under the Australian ESS Regime contained in Division 1A of the Australian Corporations Act, the number which is 20% of the number of shares then on issue or such other greater amount as may be specified in our Constitution from time to time; or
(ii) where the Securities are offered in Australia, and not under the ESS Regime contained in Division 1A of the Australian Corporations Act, such number of Securities as approved by our board of directors subject to any applicable laws;
(iii) where the Securities are offered outside Australia pursuant to Annexure A (Israeli taxpayers) or Annexure B (US taxpayers) such number of Securities as are approved by our board of directors and permitted by those annexures.

Subject to compliance with the ’20% issue limit’ set out in section 1100V(2)(b)(ii) of the Corporations Act, Securities may be offered under the Plan without the issue of a disclosure document in accordance with Chapter 6D of the Corporations Act. The Company may also issue Securities (whether under this Plan or otherwise) without the issue of a disclosure document in reliance on other exceptions to the disclosure requirement of the Corporations Act 2001 (Cth) including issued that did not need disclosure to investors because of section 708 of the Corporations Act.

Lapse of Securities	Unless the directors in their absolute discretion determine otherwise, Securities shall in accordance with the terms of issue of those Securities as set out in the invitation to an Eligible Person to apply for and receive Securities pursuant to the Plan (including its Annexures).
Rights attaching to Shares	Shares issued pursuant to the Plan, or upon the exercise of options or the conversion of convertible Securities issued under the Plan will in all respects, including bonus issues and new issues, rank equally and carry the same rights and entitlements as other Shares on issue.
Capital Event / Change of Control

Notwithstanding the Terms and Conditions, upon the occurrence of a Trigger Event (as defined below) the directors may determine:

(i) that the options may be exercised , or that conditions or restrictions which apply to performance rights, shares or other interests may be waived and released at any time from the date of such determination, and in any number until the date determined by the directors acting bona fide so as to permit the holder to participate in any change of control arising from a Trigger Event provided that the directors will forthwith advise in writing each holder of such determination; or

(ii) to use their reasonable endeavors to procure that an offer is made to holders of options, performance rights, shares or other interests on like terms (having regard to the nature and value of those interests) to the terms proposed under the Trigger Event in which case the directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the options, or rights to performance rights, shares or other interests shall immediately become exercisable and if not exercised within the time period specific by the Directors, shall lapse and or be bought-back and cancelled (subject to compliance with applicable laws).

Trigger Event means:

(i) the approval of resolutions by shareholders for a scheme of arrangement between the Company and its creditors or members or any class thereof pursuant to section 411 of the Corporations Act;
(ii) a bidder’s statement issued under the Corporations Act becoming unconditional;
(iii) the date upon which a person or a group of associated persons becomes entitled to sufficient shares to give it or them the ability, in general meeting to replace all, or allow a majority, of directors in circumstances where such ability was not already held by a person associated with such person or group of associated persons;
(iv) any agreement for the sale of all or substantially all of the Company’s assets becoming unconditional; or
(v) the occurrence of any event of circumstance which is analogous to the above or has the effect, once completed, of a change in control of the Company or ownership of all or substantially all of its asset.

No quotation of Options	Other than shares issued under the Plan, other Securities will not be quoted on Nasdaq. However, application will be made to Nasdaq for official quotation of the shares issued on the exercise of the options or the conversion of other convertible Securities.

MOBILICOM Limited

**All Correspondence to:**

**By Mail** Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001 Australia

**By Fax:** +61 2 9290 9655

**Online:** www.boardroomlimited.com.au

**By Phone:** (within Australia) 1300 737 760
(outside Australia) +61 2 9290 9600

# YOUR VOTE IS IMPORTANT

For your vote to be effective it must be recorded **before 4:00pm (Melbourne Time) on Monday 1 December 2025.**

## TO APPOINT A PROXY ONLINE

**STEP 1: VISIT** https://www.votingonline.com.au/mobagm2025

**STEP 2: Enter your Postcode OR Country of Residence (if outside Australia)**

**STEP 3: Enter your Voting Access Code (VAC):**

## BY SMARTPHONE

Scan QR Code using smartphone
QR Reader App

## TO VOTE BY COMPLETING THE PROXY FORM

### STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.
If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

**Appointment of a Second Proxy**
You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company's securities registry or you may copy this form.

To appoint a second proxy you must:
(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(b) return both forms together in the same envelope.

### STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

**Proxy which is a Body Corporate**
Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an "Appointment of Corporate Representative" prior to admission. An Appointment of Corporate Representative form can be obtained from the company's securities registry.

### STEP 3 SIGN THE FORM

The form **must** be signed as follows:
**Individual:** This form is to be signed by the securityholder.
**Joint Holding**: where the holding is in more than one name, all the securityholders should sign.
**Power of Attorney:** to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.
**Companies:** this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. **Please indicate the office held by signing in the appropriate place.**

### STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by **4:00pm (Melbourne Time) on Monday, 1 December 2025.** Any Proxy Form received after that time will not be valid for the scheduled meeting.

**Proxy forms may be lodged using the enclosed Reply Paid Envelope or:**

**Online** https://www.votingonline.com.au/mobagm2025

**By Fax** + 61 2 9290 9655

**By Mail** Boardroom Pty Limited
GPO Box 3993,
Sydney NSW 2001 Australia

**In Person** Boardroom Pty Limited
Level 8, 210 George Street
Sydney NSW 2000 Australia

### Attending the Meeting

If you wish to attend the meeting please bring this form with you to assist registration.

**Mobilicom Limited**
ACN 617 155 978

☐ **Your Address**
This is your address as it appears on the company's share register. If this is incorrect, please mark the box with an "X" and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes.
**Please note, you cannot change ownership of your securities using this form.**

# PROXY FORM

## STEP 1 APPOINT A PROXY

I/We being a member/s of **Mobilicom Limited** (Company) and entitled to attend and vote hereby appoint:

☐ the **Chair of the Meeting (mark box)**

**OR** if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy below

______________________________

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Annual General Meeting of the Company to be held **virtually via Zoom (**https://us06web.zoom.us/webinar/register/WN_7eXcZRR-TH-Xzde809MT-Q**) on Wednesday, 3 December, 2025 at 4:00pm (Melbourne Time)** and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

The Chair of the Meeting intends to vote undirected proxies in favour of the resolutions.

## STEP 2 VOTING DIRECTIONS

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called.

## STEP 3 SIGNATURE OF SECURITYHOLDERS

This form must be signed to enable your directions to be implemented.

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director / Company Secretary |

Contact Name……………………………………………….. Contact Daytime Telephone……………………........................... Date / / 2025